Exhibit 3

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO

FAIRFAX FINANCIAL HOLDINGS LIMITED

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Fairfax Financial Holdings Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada

February 5, 2004

Comment by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in note 3 to the financial statements relating to goodwill. Our report to the shareholders dated February 5, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Canada

February 5, 2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2003 and 2002

	2003	2002

	(US$ millions)
Assets
Cash and short term investments	346.4	304.6
Cash held in Crum & Forster interest escrow account	47.3	—
Marketable securities	16.5	23.1
Accounts receivable and other	2,112.3	2,271.9
Recoverable from reinsurers (including recoverables on paid losses – $654.2; 2002 – $623.2)	8,542.6	7,591.4

	11,065.1	10,191.0

Portfolio investments
Subsidiary cash and short term investments (market value – $5,710.6; 2002 – $1,705.5)	5,710.6	1,705.5
Bonds (market value – $4,644.8; 2002 – $7,513.5)	4,729.3	7,394.5
Preferred stocks (market value – $143.9; 2002 – $158.0)	142.3	160.1
Common stocks (market value – $1,428.5; 2002 – $712.4)	1,173.9	679.6
Investments in Hub, Zenith National and Advent (market value – $456.0; 2002 – $332.6)	387.6	354.3
Real estate (market value – $17.0; 2002 – $24.2)	12.2	20.5

Total (market value – $12,400.8; 2002 – $10,446.2)	12,155.9	10,314.5

Deferred premium acquisition costs	412.0	375.6
Future income taxes	968.3	977.3
Premises and equipment	98.7	111.7
Goodwill	214.3	185.3
Other assets	104.0	69.1

	25,018.3	22,224.5

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2003	2002

	(US$ millions)
Liabilities
Lindsey Morden bank indebtedness	17.7	26.5
Accounts payable and accrued liabilities	1,413.0	1,278.3
Funds withheld payable to reinsurers	1,104.6	959.7

	2,535.3	2,264.5

Provision for claims	14,368.1	13,397.3
Unearned premiums	2,441.9	2,089.1
Long term debt	2,033.8	1,482.7
Purchase consideration payable	200.6	205.5
Trust preferred securities of subsidiaries	79.8	215.8

	19,124.2	17,390.4

Non-controlling interests	440.8	321.6

Shareholders’ Equity
Common stock	1,510.0	1,535.7
Other paid in capital	101.4	—
Preferred stock	136.6	136.6
Retained earnings	1,114.9	873.5
Currency translation account	55.1	(297.8)

	2,918.0	2,248.0

	25,018.3	22,224.5

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(US$ millions – except
	per share amounts)
Revenue
Gross premiums written	5,518.6	5,173.2	4,422.7

Net premiums written	4,448.1	4,033.9	3,263.1

Net premiums earned	4,209.0	3,888.6	3,108.9
Interest and dividends	330.1	418.6	440.3
Realized gains on investments	840.2	469.5	105.0
Realized gain on Northbridge IPO	5.7	–	–
Realized gain on OdysseyRe IPO	–	–	33.1
Claims fees	328.9	290.7	274.7

	5,713.9	5,067.4	3,962.0

Expenses
Losses on claims	3,240.6	2,998.7	2,627.8
Operating expenses	1,023.4	927.5	878.3
Commissions, net	776.1	706.2	673.6
Interest expense	146.3	87.0	109.0
Other costs and restructuring charges	–	70.0	31.8
Swiss Re premiums	–	2.7	92.9
Kingsmead losses	–	–	75.5
Negative goodwill	–	–	(50.8)

	5,186.4	4,792.1	4,438.1

Earnings (loss) from operations before income taxes	527.5	275.3	(476.1)
Provision for (recovery of) income taxes	191.9	150.0	(250.0)

Earnings (loss) from operations before extraordinary item	335.6	125.3	(226.1)
Negative goodwill	–	188.4	–

Net earnings (loss) before non-controlling interests	335.6	313.7	(226.1)
Non-controlling interests	(64.5)	(50.7)	2.3

Net earnings (loss)	271.1	263.0	(223.8)

Net earnings (loss) per share before extraordinary item and after non-controlling interests	$18.55	$5.01	$(18.13)
Net earnings (loss) per share	$18.55	$18.20	$(18.13)
Net earnings (loss) per diluted share	$18.23	$18.20	$(18.13)
Cash dividends paid per share	$0.98	$0.63	–
See accompanying notes.

Consolidated Statements of Retained Earnings

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(US$ millions)
Retained earnings – beginning of year	873.5	590.3	830.4
Change in accounting for negative goodwill	–	32.2	–

Retained earnings as restated – beginning of year	873.5	622.5	830.4
Net earnings (loss) for the year	271.1	263.0	(223.8)
Excess over stated value of shares purchased for cancellation	(4.9)	–	–
Common share dividends	(13.9)	(9.0)	–
Preferred share dividends	(9.8)	(8.3)	(8.4)
Cost of convertible debentures, net of tax	(1.1)	–	–
(Dividend tax) recovery	–	5.3	(7.9)

Retained earnings – end of year	1,114.9	873.5	590.3

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(US$ millions)
Operating activities
Earnings (loss) before non-controlling interests	335.6	313.7	(226.1)
Amortization	52.1	42.9	45.5
Future income taxes	127.0	114.8	(248.9)
Negative goodwill	–	(188.4)	(50.8)
Gains on investments	(845.9)	(469.5)	(138.1)

	(331.2)	(186.5)	(618.4)
Increase (decrease) in:
Provision for claims	759.5	(492.5)	427.7
Unearned premiums	235.7	415.6	227.1
Accounts receivable and other	257.4	(135.6)	(213.8)
Recoverable from reinsurers	(793.5)	450.6	(664.0)
Funds withheld payable to reinsurers	141.6	(164.6)	238.5
Accounts payable and accrued liabilities	59.8	122.5	193.1
Other	62.4	119.3	(179.2)

Cash provided by (used in) operating activities	391.7	128.8	(589.0)

Investing activities
Investments – purchases	(11,280.6)	(5,354.5)	(1,165.7)
– sales	14,483.6	5,498.4	1,624.2
Sale of marketable securities	6.6	28.8	8.6
Purchase of capital assets	(29.9)	(23.9)	(42.8)
Investments in Hub, Zenith National and Advent	–	(29.1)	(59.9)
Purchase of subsidiaries, net of cash acquired	18.7	(53.0)	26.1
Net proceeds on Northbridge IPO	148.9	–	–
Net proceeds on OdysseyRe IPO	–	–	284.8
Non-controlling interests	–	(6.9)	–

Cash provided by investing activities	3,347.3	59.8	675.3

Financing activities
Subordinate voting shares issued (repurchased)	(30.6)	(16.7)	156.0
Trust preferred securities of subsidiary repurchased	(136.0)	(4.1)	(35.0)
Issue of OdysseyRe debt	225.0	110.0	150.0
Issue of Crum & Forster debt	300.0	–	–
Issue of convertible debentures	200.0	–	–
Long term debt – repayment	(179.3)	(88.5)	(7.5)
Purchase consideration	(23.3)	–	–
Bank indebtedness	(8.8)	(0.8)	0.6
Common share dividends	(13.9)	(9.0)	–
Preferred share dividends	(9.8)	(8.3)	(8.4)

Cash provided by (used in) financing activities	323.3	(17.4)	255.7

Foreign currency translation	31.9	(44.1)	(60.7)

Increase in cash resources	4,094.2	127.1	281.3
Cash resources – beginning of year	2,010.1	1,883.0	1,601.7

Cash resources – end of year	6,104.3	2,010.1	1,883.0

See accompanying notes.

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements

for the years ended December 31, 2003, 2002 and 2001
(in US$ millions except per share amounts and as otherwise indicated)

1.      Business Operations

The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance conducted on a direct and reinsurance basis, investment management and insurance claims management.

2.      Change in Reporting Currency and Functional Currency

As the majority of the company’s operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, the company is reporting its consolidated financial statements in U.S. dollars, in order to provide more meaningful information to its financial statement users. To effect this conversion, the consolidated financial statements have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and both common stock and preferred stock have been translated using the rates of exchange in effect as of the dates of the various capital transactions. Foreign exchange differences arising from the translation as described above have been recorded in the currency translation account which is included as a separate component of shareholders’ equity. All comparative financial information has been restated to reflect the company’s results as if they had been historically reported in U.S. dollars.

Currency Translation Account	2003	2002	2001
Balance – beginning of year	(297.8)	(237.7)	(111.9)
Foreign exchange impact from foreign denominated net assets	61.5	(4.9)	131.5
Foreign exchange impact from hedges (U.S. denominated debt and forward contracts, net of tax of $25.7 in 2003)	291.4	(55.2)	(257.3)

Balance – end of year	55.1	(297.8)	(237.7)

The company (i.e. the holding company) has also determined, effective January 1, 2004, that its functional currency is U.S. dollars. This change from Canadian dollars, which will be accounted for on a prospective basis, is based primarily on the fact that with the termination of the U.S. forward contracts and the repayment of the Canadian dollar denominated debt, the holding company balance sheet will be fully exposed to the U.S. dollar. In addition, based on analysis of the underlying cash flows, management has determined that these cash flows will be primarily denominated in U.S. dollars and that future dividend payments will likely be denominated in U.S. dollars.

3.      Summary of Significant Accounting Policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and

FAIRFAX FINANCIAL HOLDINGS LIMITED

expenses during the periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include the provision for claims (note 5), other-than-temporary declines in the value of investments (note 4), the allowance for unrecoverable reinsurance (note 9), the carrying value of future tax assets (note 10) and the valuation of goodwill (note 3). Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries:

Canadian Insurance

Northbridge Financial Corporation
  (Northbridge)

U.S. Insurance

Crum & Forster Holdings, Inc. (C&F)
Falcon Insurance Company Limited
Fairmont Specialty Group
  (Fairmont)
Old Lyme Insurance Company of Rhode
  Island, Inc. (transferred to runoff effective
January 1, 2004)	Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff and Other

U.S. runoff consists of:
TIG Insurance Company (TIG)
European runoff consists of:
nSpire Re Limited (formerly ORC Re Limited)
Sphere Drake Insurance Limited (Sphere
  Drake)
RiverStone Insurance (UK) Limited
Group Re consists of:
CRC (Bermuda) Reinsurance Limited
Wentworth Insurance Company Ltd.
Retention of U.S. business in nSpire Re

Other Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa) (investment management) Lindsey Morden Group Inc. (Lindsey Morden) (insurance claims management)

All subsidiaries are wholly-owned except for OdysseyRe with a voting and equity interest of 80.6% (2002 – 73.8%), Northbridge with a voting and equity interest of 71.0% (2002 – 100.0%) and Lindsey Morden with a 75.0% equity and 89.5% voting interest (2002 – 75.0% and 89.5%). The company has investments in Hub International Limited with a 26.1% (2002 – 28.7%) interest and Advent Capital (Holdings) PLC with a 46.8% interest (2002 – 46.8%), which are accounted for on the equity basis. The company also has an investment in Zenith National Insurance Corp. (“Zenith”) with a 42.0% (2002 – 42.0%) equity interest which is accounted for on the cost basis, as the company does not currently have the ability to exercise significant influence over Zenith. In 1999, at the time of the company’s initial investment in Zenith, it entered into a Standstill Agreement with Zenith whereby the company would have no Board of Directors representation and is precluded from, directly or indirectly, acting, alone or with others, to seek to acquire or affect control or influence the management, Board of Directors or policies of Zenith. This agreement will remain in effect until the earlier of December 31, 2006 and the date on which the current President and Chairman of Zenith no longer holds those positions. Further, Fairfax entered into a Proxy Agreement dated March 28, 2002, giving an independent trustee the proxy to vote the company’s shares of Zenith in the same proportion as the votes cast by all other voting shareholders of Zenith (except in the event of a hostile proxy contest, when the trustee will vote as recommended by the management of Zenith).

Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

Premiums

Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies.

Deferred premium acquisition costs

Certain costs, consisting of brokers’ commissions and premium taxes, of acquiring insurance premiums are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Investments

Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments.

The company purchases foreign currency financial instruments to hedge its foreign equity portfolio. At December 31, 2003, the company held a Yen/ U.S. cross currency swap of Yen 16.5 billion with a fair value of $1.5 maturing April 2, 2004 which was designated as a hedge of the foreign exchange exposure of various Japanese equities. In 2002 the company had Yen 10.2 billion of forward contracts which matured in 2003 and which had been designated as hedges. Once the securities are sold, the contracts are closed out and any gain or loss is then included in realized gains (losses) on investments. Gains or losses on contracts in excess of hedging requirements are recorded in earnings as they arise.

Provision for claims

Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies

Until the holding company changes its functional currency to U.S. dollars (see note 2), the accounting records are maintained in Canadian dollars and are then converted to U.S. dollars for reporting purposes using the current rate method as disclosed in note 2.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenues and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange transactions are recognized in the statements of earnings.

The operations of the company’s subsidiaries (principally in the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of the non Canadian dollar denominated subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. Historically, the company had entered into foreign currency contracts from time to time to hedge the foreign currency exposure related to its net investments in self-sustaining U.S. operations. Such contracts were translated at the year-end rates of exchange. The remaining contracts were terminated during the year.

Goodwill

Prior to January 1, 2002, the excess of purchase cost over the fair value of the net assets of acquired businesses was amortized on the straight line basis over their estimated useful lives which ranged from ten years for Hamblin Watsa and insurance company acquisitions to forty years for Lindsey Morden.

Effective January 1, 2002, in accordance with changes to Canadian GAAP, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2003 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill except for $4.7 at Lindsey Morden. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation.

In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $32.2 was added to shareholders’ equity as an adjustment to opening retained earnings. Negative goodwill arising on acquisitions during the year is recognized as an extraordinary item.

Had the above-mentioned changes in accounting policy been adopted retroactively, their impact on the prior periods would have been as follows:

(a)	negative goodwill amortization would have reduced net earnings by $50.8 for the year ended December 31, 2001; and

(b)	goodwill amortization would have increased net earnings by $10.5 for the year ended December 31, 2001.

These changes would have resulted in a reduction of net earnings of $40.3 and in a reduction of previously reported earnings per share and earnings per share before extraordinary item and after non-controlling interests of $3.04, resulting in adjusted earnings (loss) per share and adjusted earnings per share before extraordinary item and after non-controlling interests of $(21.17) for the year ended December 31, 2001. The net impact on shareholders’ equity at December 31, 2002 after these changes in accounting policies was an increase of $32.2, as described above.

Reinsurance

The company reflects third party reinsurance balances on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled.

FAIRFAX FINANCIAL HOLDINGS LIMITED

4.	Investment Information
Portfolio investments comprise:

	2003				2002
		Gross	Gross			Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated	Carrying	Unrealized	Unrealized	Estimated
	Value	Gains	Losses	Fair Value	Value	Gains	Losses	Fair Value
Subsidiary cash and short term investments	5,710.6	–	–	5,710.6	1,705.5	–	–	1,705.5
Bonds
Canadian – government	663.0	49.9	(5.1)	707.8	448.5	25.0	(1.5)	472.0
– corporate	425.6	22.9	–	448.5	322.7	20.6	(8.5)	334.8
U.S. – government	2,397.3	6.4	(185.1)	2,218.6	4,196.2	8.5	(25.1)	4,179.6
– corporate	811.4	63.9	(10.0)	865.3	2,077.7	160.5	(60.2)	2,178.0
Other – government	242.4	18.8	–	261.2	338.1	2.7	(8.0)	332.8
– corporate	189.6	7.6	(53.8)	143.4	11.3	5.0	–	16.3
Preferred stocks
Canadian	142.3	1.6	–	143.9	129.7	0.1	–	129.8
U.S.	–	–	–	–	30.4	–	(2.2)	28.2
Common stocks
Canadian	192.1	59.7	(0.3)	251.5	137.5	7.4	(3.5)	141.4
U.S.	333.3	49.1	(1.8)	380.6	141.0	29.9	(14.0)	156.9
Other	648.5	155.1	(7.2)	796.4	401.1	23.9	(10.9)	414.1
Hub, Zenith National and Advent	387.6	68.4	–	456.0	354.3	–	(21.7)	332.6
Real estate	12.2	4.8	–	17.0	20.5	3.7	–	24.2

	12,155.9	508.2	(263.3)	12,400.8	10,314.5	287.3	(155.6)	10,446.2

The estimated fair values of debt securities and preferred and common stocks in the table above are based on quoted market values.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2003. Debt securities whose carrying value exceeds market value can be held until maturity. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis. The company has made investments in certain high yield debt securities for which the market value of the investments is below the cost to the company. The company has written down the carrying value of these investments to reflect an other than temporary decline in value. The carrying values have been written down to the company’s assessment of the underlying fair value of the investments. The company may not view the current quoted market value as being reflective of the underlying value of the investments. At December 31, 2003, the company had total bonds rated less than investment grade with an aggregate carrying value of $444.6, aggregate quoted market value of $371.6, gross unrealized gains of $10.1 and gross unrealized losses of $83.1.

The company’s subsidiaries have pledged cash and investments of $2.0 billion as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

Liquidity and Interest Rate Risk

Maturity profile as at December 31, 2003 and 2002:

	Within 1	1 to 5	6 to 10	Over 10	2003
	Year	Years	Years	Years	Total
Bonds (carrying value)	$780.3	$1,120.8	$472.9	$2,355.3	$4,729.3
Effective interest rate					4.9%

	Within 1	1 to 5	6 to 10	Over 10	2002
	Year	Years	Years	Years	Total
Bonds (carrying value)	$495.4	$2,003.9	$1,072.2	$3,823.0	$7,394.5
Effective interest rate					5.5%

Bonds are classified at the earliest of the available maturity dates.

Investment Income

	2003	2002	2001
Interest and dividends:
Cash and short term investments	51.4	36.0	55.0
Bonds	216.2	347.4	349.7
Preferred stocks	7.3	4.2	2.3
Common stocks	70.7	38.1	38.7

	345.6	425.7	445.7
Expenses	(15.5)	(7.1)	(5.4)

	330.1	418.6	440.3

Realized gains on investments:
Bonds	686.3	322.9	18.4
Preferred stocks	0.1	7.6	0.4
Common stocks	188.6	158.0	111.6
Repurchase of notes and trust preferred securities	–	20.2	–
Northbridge IPO	5.7	–	–
OdysseyRe IPO	–	–	33.1
Other	(2.8)	(5.5)	(1.2)
Provision for losses and writedowns	(32.0)	(33.7)	(24.2)

	845.9	469.5	138.1

Net investment income	1,176.0	888.1	578.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

Changes in claim liabilities recorded on the balance sheet for the years ended December 31, 2003 and 2002 and their impact on unpaid claims and allocated loss adjustment expenses for these two years are as shown in the following table:

	2003	2002
Unpaid claim liabilities – beginning of year – net	6,917.6	6,706.4
Foreign exchange effect of change in claim liabilities	173.0	11.8
Increase in estimated losses and expenses for losses occurring in prior years	456.3	336.6
Recovery under Swiss Re cover	(263.6)	(5.2)
Provision for losses and expenses on claims occurring in the current year	2,834.4	2,617.2
Paid on claims occurring during:
the current year	(597.0)	(689.0)
prior years	(2,615.8)	(2,111.0)
Unpaid claim liabilities at December 31 of:
First Capital	–	10.3
Old Lyme	–	40.5

Unpaid claim liabilities – end of year – net	6,904.9	6,917.6
Unpaid claim liabilities at December 31 of Federated Life	24.1	18.3

Unpaid claim liabilities – end of year – net	6,929.0	6,935.9
Reinsurance gross-up	7,439.1	6,461.4

Unpaid claim liabilities – end of year – gross	14,368.1	13,397.3

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the U.S. dollar in relation to the Canadian dollar and European currencies. With the assignment of the Swiss Re cover to nSpire Re effective December 31, 2002, the $147.8 cost of the related cessions have been charged to net premiums earned for the year ended December 31, 2003 and had been charged to expenses in 2002 and 2001.

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company presents its claims on an undiscounted basis.

6.      Long Term Debt

The long term debt at December 31 consists of the following balances:

	2003	2002
Fairfax unsecured senior notes at 7.75% due December 15, 2003(1)	–	100.0
Fairfax unsecured senior note of Cdn$25 at 7.75% due December 15, 2003(1)	–	15.8
Fairfax unsecured senior notes at 7 3/8% due March 15, 2006	275.0	275.0
Fairfax €45.7 secured debt at 2 1/2% due February 27, 2007 (effectively a €30.5 debt at 8%)(4)	49.7	39.6
Fairfax unsecured senior notes at 6.875% due April 15, 2008(1)(2)	170.0	170.0
Fairfax unsecured senior notes at 8.25% due October 1, 2015(2)	100.0	100.0
Fairfax unsecured senior notes at 7.375% due April 15, 2018(1)(2)(3)	190.2	190.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(1)(2)	102.6	102.6
Fairfax unsecured senior notes at 7.75% due July 15, 2037 (1)(2)	105.5	105.5
Fairfax 5% convertible senior debentures due July 15, 2023(5)	99.0	–
Fairfax Inc. 3.15% exchangeable debenture due March 3, 2010(6)	78.0	–
TIG senior unsecured non-callable notes at 8.125% due April 15, 2005	97.7	99.7
Other long term debt of TIG	–	7.6
OdysseyRe senior unsecured non-callable notes at 7.49% due November 30, 2006	40.0	90.0
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(9)	110.0	110.0
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(7)	225.0	–
Crum & Forster unsecured senior notes at 10 3/8% due June 15, 2013(8)	300.0	–
Lindsey Morden unsecured Series B debentures of Cdn$125 at 7% due June 16, 2008	96.7	79.1
Other long term debt of Lindsey Morden	0.8	2.8

	2,040.2	1,487.9
Less: Lindsey Morden debentures held by Fairfax	(6.4)	(5.2)

	2,033.8	1,482.7

(1)	During 2003, the company purchased for cancellation $44.5 (2002 – $25.6) of its notes at a cost of $44.5 (2002 – $13.4). The notes purchased in 2003 were notes maturing primarily in 2003.
(2)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain of approximately $59.4 which will be amortized to earnings over the remaining term to maturity.
(3)	During 1998, the company swapped $125 of its debt at 7.375% due April 15, 2018 for Japanese yen denominated debt of the same maturity, with fixed interest at 3.48% per annum. Effective January 1, 2002, in accordance with changes to Canadian GAAP, foreign exchange gains and losses on long term debt are recognized immediately in earnings. As at December 31, 2002, the unrealized loss from the foreign exchange component of the yen debt swap was $8.5. Previously, this amount would have been amortized to earnings over the term to maturity. In 2003, the foreign exchange exposure on the yen debt swap is hedged as described in note 3.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)	Secured by LOCs issued under a separate banking facility from the company’s syndicated bank facility.
(5)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. In accordance with Canadian GAAP, these convertible debentures are recorded as components of debt and equity. The present value of the interest cost associated with these debentures, discounted at 8% per annum, is presented as debt of $99.0. The value of the conversion option and the present value of the principal amount of the debentures on maturity, discounted at 8% per annum, aggregating $101.4, is included in other paid in capital. The paid in capital amount is net of issue costs of $1.8 after tax. The amortization of the net present value of the principal amount of the debentures is charged to retained earnings ($1.1 in 2003).
(6)	Exchangeable at the holder’s option in November 2004 and February 2005 into an aggregate of 4,300,000 OdysseyRe common shares.
(7)	Redeemable at OdysseyRe’s option at any time.
(8)	$63.1 of the proceeds was placed in an interest escrow account, to fund the first four interest payments. At December 31, 2003, the balance in the interest escrow account was $47.3 after one semi-annual interest payment.
(9)	Redeemable at OdysseyRe’s option beginning June 22, 2005. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2005, 2007, 2009, 2012 and 2017. Convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt.

Interest expense on long term debt amounted to $144.8 (2002 – $85.3; 2001 – $106.3). Interest expense on Lindsey Morden’s bank indebtedness amounted to $1.5 (2002 – $1.7; 2001 – $2.7).

Principal repayments are due as follows:

2004	0.6
2005	97.8
2006	315.1
2007	49.7
2008	260.3
Thereafter	1,310.3

7.      Trust Preferred Securities of Subsidiaries

TIG Holdings has issued $125 of 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued $125 of 8.597% mandatory redeemable capital securities, maturing in 2027. During 2002, the company acquired $10.2 of these trust preferred securities for approximately $4.1.

In February 2003, the company redeemed its $136 of Redeemable Hybrid Income Overnight Shares (RHINOS) (136,000 trust preferred securities) for $136.

8.      Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

	2003		2002		2001
	number	$	number	$	number	$
Multiple voting shares	1,548,000	3.8	1,548,000	3.8	1,548,000	3.8
Subordinate voting shares	13,151,218	1,519.3	13,391,918	1,545.0	13,602,118	1,561.6

	14,699,218	1,523.1	14,939,918	1,548.8	15,150,118	1,565.4
Interest in shares held through ownership interest in shareholder	(799,230)	(13.1)	(799,230)	(13.1)	(799,230)	(13.1)

Net shares effectively outstanding	13,899,988	1,510.0	14,140,688	1,535.7	14,350,888	1,552.3

Fixed/floating cumulative redeemable (at the company’s option) preferred shares, Series A, with a fixed dividend of 6.5% per annum until November 30, 2004 and stated capital of Cdn$25 per share	8,000,000	136.6	8,000,000	136.6	8,000,000	136.6

Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2003 the company purchased and cancelled 240,700 (2002 – 210,200) subordinate voting shares for an aggregate cost of $30.6 (2002 – $16.7), of which $4.9 (2002 – nil) was charged to retained earnings.

On November 20, 2001, the company issued 1,250,000 subordinate voting shares at Cdn$200 (US$125.53) per share for net proceeds of $156.0.

9.      Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $10. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurance does not, however, relieve the company of its primary obligation to the policyholders.

The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.

The company makes specific provisions against reinsurance recoverable from companies considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The allocation of the allowance for loss is as follows:

	2003	2002
Specific	382.0	462.3
General	109.9	152.5

Total	491.9	614.8

During the year, the company ceded premiums earned of $1,350.4 (2002 – $903.2; 2001 – $1,234.5) and claims incurred of $1,614.3 (2002 – $826.3; 2001 – $2,323.0).

10.     Income Taxes

The company’s provision for (recovery of) income taxes is as follows:

	2003	2002	2001
Current	64.9	35.2	(1.2)
Future	127.0	114.8	(248.8)

	191.9	150.0	(250.0)

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at other than the statutory rate. A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2003	2002	2001
Provision for (recovery of) income taxes at statutory income tax rate	193.2	106.2	(200.0)
Non-taxable investment income	(18.8)	(10.5)	(36.4)
Tax rate differential on income earned outside Canada	(6.2)	(69.9)	7.2
Negative goodwill amortization	–	–	(21.3)
Change in tax rate for future income taxes	(14.2)	(8.0)	0.9
Unrecorded tax benefit of losses and utilization of prior years’ losses	37.9	132.2	(0.4)

Provision for (recovery of) income taxes	191.9	150.0	(250.0)

Future income taxes of the company are as follows:

	2003	2002
Operating and capital losses	613.5	653.7
Claims discount	251.9	240.2
Unearned premium reserve	84.6	79.8
Deferred premium acquisition cost	(92.5)	(89.4)
Investments	–	8.1
Allowance for doubtful accounts	21.2	25.8
Other	89.6	76.9
Valuation allowance	–	(17.8)

Future income taxes	968.3	977.3

The company has loss carryforwards in the U.S. of approximately $1.5 billion of which the bulk expire in 2020 through 2023.

Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. Management expects that these future income taxes will be realized in the normal course of operations.

11.     Statutory Requirements

The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions.

At December 31, 2003, statutory surplus, determined in accordance with the various insurance regulations, amounted to $1.9 billion (2002 – $1.3 billion) for the insurance subsidiaries, $1.6 billion (2002 – $1.0 billion) for the reinsurance subsidiaries and $1.1 billion (2002 – $1.6 billion) for the runoff subsidiaries. $0.3 billion (2002 – $0.6 billion) of OdysseyRe’s statutory surplus is also included in TIG’s statutory surplus which is included in the runoff subsidiaries.

12.     Contingencies and Commitments

In 2000, the legal proceedings commenced by Sphere Drake in 1999 against a group of agents and intermediaries whom it alleged fraudulently obtained and utilized a binding authority to write reinsurance contracts which expose Sphere Drake to significantly under-priced U.S. workers’ compensation business, which was filed in New York, was dismissed as to most defendants primarily on the ground that London, England was a more convenient forum in which the dispute should be resolved. Sphere Drake subsequently commenced proceedings in the Commercial Court in London, England against its agent and the agent of the cedants, alleging fraud and breach of duty. Sphere Drake had rescinded the majority of the inward reinsurance contracts placed under the binding authority and is defending arbitration proceedings initiated by the cedants of a number of those contracts. On July 8, 2003, the Commercial Court released a judgment finding in Sphere Drake’s favour. The judgment upheld Sphere Drake’s allegation that in accepting business, the underwriting agents acted in dishonest breach of fiduciary duties owed to Sphere Drake, that the brokers dishonestly assisted

FAIRFAX FINANCIAL HOLDINGS LIMITED

in committing those breaches, and that the underwriting agents and the brokers were both dishonest and collusive. The judge has therefore found for Sphere Drake on all material grounds on which Sphere Drake contends that it is entitled to avoid paying losses under the inward reinsurance contracts purportedly placed on its behalf under the binding authority.

This judgment confirms the company’s belief that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

Subsidiaries of the company are also defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

In addition to the secured letters of credit referred to in note 4, at December 31, 2003 letters of credit aggregating $301.9, secured under the company’s syndicated bank loan facility or as described subsequently in this note, had been issued upon the company’s application and pledged as security for subsidiaries’ reinsurance balances, all relating to intercompany reinsurance between subsidiaries. Since December 31, 2003, $19.9 of those letters of credit were returned for cancellation. The remaining letters of credit aggregating $282.0 are currently effectively secured by the assets held in trust derived from the premiums on the company’s corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the above-mentioned assets.

The company under certain circumstances may be obligated to purchase loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $8.9 (2002 – $11.5) for which 204,986 (2002 – 252,911) subordinate voting shares of the company with a year-end market value of $35.8 (2002 – $19.4) have been pledged as security.

The company also has a restricted stock plan for management of the holding company and the management of its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2003, 210,464 (2002 – 197,381) subordinate voting shares had been purchased for the plan at a cost of $44.1 (2002 – $43.5).

Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $7.7 (2002 – $7.1; 2001 – $5.1).

13.     Operating Leases

Aggregate future minimum commitments at December 31, 2003 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2004	69.6
2005	61.6
2006	48.2
2007	36.6
2008	27.2
Thereafter	98.5

14.     Earnings per Share

Earnings per share are calculated after providing for dividends and dividend tax on the Series A fixed/floating cumulative redeemable preferred shares.

The weighted average number of shares for 2003 was 14,024,338 (2002 – 14,283,735; 2001 – 13,241,299).

15.     Acquisitions and Divestitures

Year ended December 31, 2003

On May 28 and June 10, 2003, Northbridge, the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn $15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn $206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn $8.0) gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.

On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price payable is estimated to be $10.1 and the fair value of the assets acquired including goodwill of approximately $4.7 and liabilities assumed would both be $37.7.

On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of OdysseyRe for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

Year ended December 31, 2002

On September 10, 2002, OdysseyRe acquired 56.0% of First Capital Insurance Limited, a Singapore insurance company, for $17.8. At the date of acquisition, the acquired company had $48.8 in total assets and $17.8 in total liabilities.

On August 28, 2002, the company invested an additional $29.3 (£19.4) in Advent Capital (Holdings) PLC of the U.K., thereby increasing its ownership to 46.8% from 22.0%.

Effective May 30, 2002, the company acquired Old Lyme Insurance Company of Rhode Island, Inc. and Old Lyme Insurance Company Ltd. from its equity investee, Hub International Limited, for cash consideration of $43.5, which approximated the fair value of the net assets acquired. At the date of acquisition, the acquired companies had $108.2 in total assets and $64.7 in total liabilities.

Year ended December 31, 2001 and prior

On June 14, 2001, OdysseyRe, the U.S. holding company for Odyssey America Re and its subsidiaries, issued 17,142,857 common shares, in an initial public offering, at $18 per share for net proceeds (after expenses of issue) of $284.8. Fairfax and its wholly-owned subsidiary, TIG, received $233.5 in cash from these proceeds. After the offering, Fairfax and TIG held

FAIRFAX FINANCIAL HOLDINGS LIMITED

48 million (73.7%) of OdysseyRe’s common shares and a $200 ORH three year term note bearing interest at the rate of 2.25% over LIBOR and repayable in annual principal payments of $66.7 beginning June 30, 2002. The company recorded a gain of $33.1 on its effective sale of a 26.3% interest in ORH.

As part of the acquisition of TIG on April 13, 1999, the company acquired a 90% ownership in Kingsmead Managing Agency, a managing agent for three Lloyd’s syndicates for which TIG provided underwriting capacity. On June 29, 2000, the company entered into an agreement to sell Kingsmead to Advent Capital (Holdings) PLC for a 22% interest in Advent, which closed on November 16, 2000. There was no gain or loss on the sale. The company recorded operating losses from the Kingsmead-managed syndicates of $33.0 for the year ended December 31, 2000. For the year ended December 31, 2001, the company recorded a loss of $75.5 from its liability for 2000 and prior underwriting years of those syndicates. The losses reflect losses on unexpired policies from the 2000 underwriting year (including World Trade Center losses of $40.4) and adverse development from the open underwriting years.

16.     Acquisition and Reorganization

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company, in exchange for payments over the next 15 years of $425 ($204 at current value using a discount rate of 9% per annum), payable approximately $5 a quarter from 2003 to 2017 and approximately $128 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. The fair value of assets acquired was $1,442.9 and of liabilities assumed was $1,050.5, resulting in negative goodwill of $188.4. On December 16, 2002, TIG merged with International Insurance and discontinued its MGA-controlled program business, which resulted in the company recognizing a pre-tax charge to income in 2002 of $200 for reserve strengthening and $63.6 for restructuring and other related costs which include severance, lease termination costs, writedowns of long-lived assets and premiums for certain long term catastrophe covers.

17.     Segmented Information

The company is a financial services holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance conducted on a direct and reinsurance basis. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. runoff entities, Sphere Drake and RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC. The international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the runoff. Included in the runoff and other business segment is Group Re which writes and retains insurance business written by other Fairfax subsidiaries consisting of CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business). Accordingly, for segmented information, nSpire Re is classified in the Runoff segment. The company also provides claims adjusting, appraisal and loss management services.

Commencing with the first quarter of 2003 (and reflected in the comparatives), the company refined its operating segment disclosure basis as follows:

(a)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each segment. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(b)	Fairfax and Hamblin Watsa investment administration and management fees are now included in each operating segment’s interest and dividends and in corporate overhead and other.

	Canada			United States			Europe and Far East			Corporate and other			Total
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Revenue
Net premiums earned Insurance – Canada	625.0	413.7	346.3	55.2	43.7	29.9	23.0	25.5	14.8	–	–	–	703.2	482.9	391.0
– US	–	–	–	991.9	912.4	1,582.7	37.0	41.6	10.9	–	–	–	1,028.9	954.0	1,593.6
Reinsurance	40.5	28.6	–	1,221.6	988.1	682.1	703.0	415.9	218.4	–	–	–	1,965.1	1,432.6	900.5
Runoff and Group Re	173.5	126.9	81.2	86.2	872.6	41.4	252.1	19.6	101.2	–	–	–	511.8	1,019.1	223.8

	839.0	569.2	427.5	2,354.9	2,816.8	2,336.1	1,015.1	502.6	345.3	–	–	–	4,209.0	3,888.6	3,108.9

Interest and dividends													330.1	418.6	440.3
Realized gains													845.9	469.5	138.1
Claims fees													328.9	290.7	274.7

													5,713.9	5,067.4	3,962.0

	19.9%	14.6%	13.8%	56.0%	72.5%	75.1%	24.1%	12.9%	11.1%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	40.3	1.9	(30.6)	2.4	3.4	(18.9)	9.6	7.1	(9.2)	–	–	11.3	52.3	12.4	(47.4)
Insurance – US	–	–	–	(27.1)	(68.2)	(488.1)	1.5	0.1	(2.6)	–	–	96.8	(25.6)	(68.1)	(393.9)
Reinsurance	3.4	0.2	–	17.3	12.1	(96.1)	40.3	0.6	(42.4)	–	–	–	61.0	12.9	(138.5)

	43.7	2.1	(30.6)	(7.4)	(52.7)	(603.1)	51.4	7.8	(54.2)	–	–	108.1	87.7	(42.8)	(579.8)
Interest and dividends	57.1	19.3	28.0	146.4	244.2	261.9	16.8	2.6	0.7	–	–	–	220.3	266.1	290.6

Operating income (loss)	100.8	21.4	(2.6)	139.0	191.5	(341.2)	68.2	10.4	(53.5)	–	–	108.1	308.0	223.3	(289.2)
Realized gains	67.2	13.3	25.2	312.7	182.3	(4.2)	284.1	0.6	0.1	(129.4)	89.7	83.8	534.6	285.9	104.9

	168.0	34.7	22.6	451.7	373.8	(345.4)	352.3	11.0	(53.4)	(129.4)	89.7	191.9	842.6	509.2	(184.3)
Runoff and Group Re	–	–	–	(136.2)	(106.0)	(14.2)	26.2	41.8	(7.0)	–	–	–	(110.0)	(64.2)	(21.2)
Claims adjusting	(17.4)	(23.1)	(16.2)	(28.1)	(2.4)	0.1	27.7	16.6	9.7	–	–	–	(17.8)	(8.9)	(6.4)
Interest expense	–	–	–	(31.4)	(7.7)	–	–	–	–	(107.2)	(71.9)	(100.4)	(138.6)	(79.6)	(100.4)
Swiss Re premium	–	–	(5.1)	–	(1.5)	(43.3)	–	(1.2)	(44.5)	–	–	–	–	(2.7)	(92.9)
Kingsmead losses	–	–	–	–	–	–	–	–	(75.5)	–	–	–	–	–	(75.5)
Restructuring charges	–	–	–	–	(72.6)	(31.8)	–	–	–	–	–	–	–	(72.6)	(31.8)
Negative goodwill amortization	–	–	–	–	–	–	–	–	–	–	–	50.8	–	–	50.8
Corporate and other	–	–	–	–	–	–	–	–	–	(48.7)	(5.9)	(14.4)	(48.7)	(5.9)	(14.4)

	150.6	11.6	1.3	256.0	183.6	(434.6)	406.2	68.2	(170.7)	(285.3)	11.9	127.9	527.5	275.3	(476.1)

Identifiable assets
Insurance	2,373.8	1,944.5	1,620.6	6,293.6	7,930.6	10,048.1	234.0	219.4	153.5	–	–	–	8,901.4	10,094.5	11,822.2
Reinsurance	135.3	79.0	4.1	5,266.5	4,562.0	4,647.7	960.6	628.6	–	–	–	–	6,362.4	5,269.6	4,651.8
Runoff and Group Re	516.6	36.0	–	5,605.0	3,816.1	2,087.5	2,705.2	1,933.0	2,596.7	–	–	–	8,826.8	5,785.1	4,684.2
Claims adjusting	27.3	20.1	34.8	53.2	43.8	44.4	270.7	224.2	207.8	–	–	–	351.2	288.1	287.0
Corporate	–	–	–	–	–	–	–	–	–	576.5	787.2	755.3	576.5	787.2	755.3

	3,053.0	2,079.6	1,659.5	17,218.3	16,352.5	16,827.7	4,170.5	3,005.2	2,958.0	576.5	787.2	755.3	25,018.3	22,224.5	22,200.5

	12.2%	9.4%	7.5%	68.8%	73.6%	75.8%	16.7%	13.5%	13.3%	2.3%	3.5%	3.4%
Amortization	16.4	9.4	5.0	26.2	19.2	23.8	9.5	14.3	16.7	–	–	–	52.1	42.9	45.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the Canadian Insurance, the U.S. Insurance and Reinsurance segments is $50.8, $76.8 and $92.7 respectively (2002 – $31.2, $127.9 and $107.0) (2001 – $28.9, $154.2 and $107.5).

Realized gains/(losses) for the Canadian Insurance, the U.S. Insurance and Reinsurance segments are $67.2, $312.6 and $284.1 respectively (2002 – $13.4, $62.5, and $118.6) (2001 – $16.8, $(5.9), and $2.1).

Interest expense for the Canadian Insurance, the U.S. Insurance and Reinsurance segments is nil, $18.7 and $12.7 respectively (2002 – nil, nil and $7.7) (2001 – nil, nil and nil)

Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

18.     Fair Value

Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2003, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities		16.5	16.5
Portfolio investments	4	12,155.9	12,400.8
Long term debt	6	2,033.8	2,074.2
Trust preferred securities of subsidiaries	7	79.8	60.6
Purchase consideration payable	16	200.6	213.6

The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims is not determinable.

These fair values have not been reflected in the financial statements.

19.     US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings

For the years ended December 31, 2003, 2002 and 2001, significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP were as follows:

(a)	Under Canadian GAAP prior to January 1, 2002, the unrealized loss on the translation of the foreign exchange component of the yen debt swap was deferred and amortized to income over the remaining term to maturity. In the U.S., the unrealized foreign exchange gain or loss is recognized in income in the year, although there is no intention to settle the swap prior to maturity.

(b)	In Canada, recoveries on certain stop loss reinsurance treaties (including with Swiss Re) protecting Fairfax, Crum & Foster and TIG are recorded at the same time as the claims incurred are ceded. In the U.S., these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(c)	In Canada prior to January 1, 2002, the amortization period of negative goodwill was periodically reviewed to determine whether the remaining useful life continued to be appropriate or whether the amortization period should be adjusted, based on the facts and circumstances giving rise to the negative goodwill at the date of acquisition. In the U.S., in the case of financial institutions, the SEC staff generally took exception to a negative goodwill amortization period of less than 10 years. Effective January 1, 2002, the company adopted for United States reporting purposes Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Under this standard, goodwill is no longer amortized over its estimated useful life, however it is assessed on an annual basis for impairment requiring writedowns. Similarly, the excess of net assets over purchase price paid, in respect of acquisitions prior to January 1, 2002, is no longer amortized to earnings but is added to earnings through a cumulative catchup adjustment. The impact of the goodwill amortization decreased net earnings by $18.2 in the year ended December 31, 2001. The impact of the negative goodwill amortization increased net earnings by $22.4 in 2001. Together, these amortizations resulted in a net increase in net earnings of $4.2 and an increase in all earnings per share calculations of $0.32 for the year ended December 31, 2001. In addition, there is an increase in earnings for the cumulative catchup adjustment of $112.6 for the year ended December 31, 2002.

(d)	For United States reporting purposes, the company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, for the year ended December 31, 2001.

Under this standard, all derivatives are recognized at fair value in the balance sheet. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset in earnings against the change in the fair

FAIRFAX FINANCIAL HOLDINGS LIMITED

value of the hedged item or will be recognized in other comprehensive income until the hedged item is recognized in earnings. If the change in the fair value of the derivative is not completely offset by the change in the value of the item it is hedging, the difference will be recognized immediately in earnings.

The company’s forward contracts were hedges of net investments in subsidiaries and therefore there was no impact as a result of this Standard. These contracts were terminated during the year as disclosed in note 2.

(e)	Declines in the fair value of available-for-sale securities to market value are recognized in the US GAAP balance sheet. Other than temporary declines are recorded in income with temporary declines recorded in Other Comprehensive Income. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Under Canadian GAAP, other-than-temporary declines in the value of investment securities to fair value are recorded in earnings.

The following shows the net earnings in accordance with US GAAP:

	2003	2002	2001
Net earnings (loss), Canadian GAAP	271.1	263.0	(223.8)
Recoveries (deferred gains) on retroactive reinsurance (b)	(209.4)	33.2	(425.3)
Other than temporary declines (e)	(49.9)	(13.8)	–
Cumulative catchup adjustment on changes in accounting for negative goodwill (c)	–	112.6	–
Amortization of negative goodwill (c)	–	–	(31.8)
Other differences including (a)	1.5	–	10.3
Tax effect	91.0	(8.0)	154.7

Net earnings (loss), US GAAP	104.3	387.0	(515.9)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment and extraordinary item	$6.66	$5.81	$(40.19)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment	$6.66	$19.00	$(40.19)

Net earnings (loss) per share, US GAAP	$6.66	$26.88	$(40.19)

Net earnings (loss) per diluted share, US GAAP	$6.66	$26.88	$(40.19)

Consolidated Balance Sheets

In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. In the U.S., such investments are classified as available for sale and recorded at market values through shareholders’ equity.

In Canada, trust preferred securities of subsidiaries (including RHINOS) are included in total liabilities. In the U.S., trust preferred securities are shown as a separate caption after total liabilities, in a manner similar to non-controlling interests.

As described in footnote (5) in note 6, under Canadian GAAP the value of the conversion option and the present value of the principal amount of the company’s 5% convertible senior debentures are included in paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2003	2002
Assets
Portfolio investments Bonds	4,644.8	7,513.5
Preferred stocks	143.9	158.0
Common stocks	1,428.5	712.4
Strategic investments	423.3	323.7

Total portfolio investments	6,640.5	8,707.6
Future income taxes	1,229.9	1,193.5
Goodwill	266.6	237.4
All other assets	17,402.6	12,473.4

Total assets	25,539.6	22,611.9

Liabilities
Accounts payable and accrued liabilities	2,288.0	1,945.3
Long term debt	2,135.2	1,482.7
All other liabilities	17,932.3	16,472.6

Total liabilities	22,355.5	19,900.6

Trust preferred securities of subsidiaries	79.8	215.8
Mandatorily redeemable shares of TRG	200.6	205.5
Non-controlling interests	440.8	321.6

	721.2	742.9

Shareholders’ Equity
	2,462.9	1,968.4

	25,539.6	22,611.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

The difference in consolidated shareholders’ equity is as follows:

	2003	2002
Shareholders’ equity based on Canadian GAAP	2,918.0	2,248.0
Other comprehensive income	187.5	94.8
Reduction of other paid in capital	(101.4)	–
Cumulative reduction in net earnings under US GAAP	(541.2)	(374.4)

Shareholders’ equity based on US GAAP	2,462.9	1,968.4

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of financial statements. Other comprehensive income includes (besides the currency translation account, which is disclosed under Canadian GAAP) unrealized gains and losses on investments, as follows:

	2003	2002
Unrealized gain (loss) on investments available for sale	271.1	133.4
Related deferred income taxes	(97.7)	(52.7)
Other	14.1	14.1

	187.5	94.8

Total comprehensive income for purposes of US GAAP in 2003 is $549.9 and for 2002 was $514.9.

The cumulative reduction in net earnings under US GAAP of $541.2 at December 31, 2003 relates primarily to the deferred gain on retroactive reinsurance ($551.6 after tax) which is amortized into income as the underlying claims are paid.

Disclosure of Interest and Income Taxes Paid

The aggregate amount of interest paid for the years ended December 31, 2003, 2002 and 2001 was $140.9, $122.3 and $105.6 respectively. The aggregate amount of income taxes paid for the years ended December 31, 2003, 2002 and 2001 was $42.9, $20.4 and $3.0, respectively.